PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9210)

AND EDGAR CORRESPONDENCE

March 19, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-K/A for the Fiscal year Ended February 29, 2008

Filed February 13, 2009

Form 10-Q for the Quarterly Period Ended August 31, 2008

Filed October 14, 2008

Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and

August 31, 2007

Filed January 14, 2008

File No. 0-27225

Dear Ms. Collins:

We represent DigitalTown, Inc. (the “Company”) regarding certain securities matters.  The Company has received your letter dated March 12, 2009, with comments regarding the above-referenced reports filed on behalf of the Company.

On behalf of the Company, we would like to request a thirteen (13) day extension of time to answer the comments set forth in the March 12, 2009, letter.  This would extend the due date for responses until April 8, 2009.

On behalf of the Company, we would appreciate your consideration in reviewing this request.   Please contact this office with any comments or questions with regard to this matter.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Kathleen Collins

Division of Corporate Finance

United States Securities and Exchange Commission

March 19, 2009

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James Parsons

JAMES PARSONS

JBP:aqs

cc:  Company